                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. )*
                                -----------------

                               AHL Services, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    001296102
                                    ---------
                                 (CUSIP Number)

         Mr. Frank A. Argenbright, Jr.              A. Clayton Perfall
                  404-264-1247                         703-528-9688
           3345 Peachtree Road, N.E.              1000 Wilson Boulevard
                   Suite 710                            Suite 910
             Atlanta, Georgia 30326             Arlington, Virginia 22209


                             -----------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2003
                                 --------------
                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

CUSIP NO. 001296102

1.      NAME OF REPORTING PERSON
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               Frank A. Argenbright, Jr.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /     /
                                                                               (b)  / X /

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    /  /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION


               United States
-----------------------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER                            7,186,723
        NUMBER OF SHARES          -------------------------------------------------------------

       BENEFICIALLY OWNED         8.    SHARED VOTING POWER                          9,500,123
                                  -------------------------------------------------------------
       BY EACH REPORTING
                                  9.    SOLE DISPOSITIVE POWER                       7,186,723
          PERSON WITH             -------------------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER                             0
-----------------------------------------------------------------------------------------------



7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,500,123

8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                         /  /

9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.2%

10.     TYPE OF REPORTING PERSON*

               IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages

CUSIP NO. 001296102

11.     NAME OF REPORTING PERSON
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               A. Clayton Perfall

12.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /     /
                                                                               (b)  / X /

13.     SEC USE ONLY

14.     SOURCE OF FUNDS*

               OO

15.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    /  /

16.     CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
-----------------------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER                              631,400
       NUMBER OF SHARES           -------------------------------------------------------------

      BENEFICIALLY OWNED          8.    SHARED VOTING POWER                          9,500,123
                                  -------------------------------------------------------------
      BY EACH REPORTING
                                  9.    SOLE DISPOSITIVE POWER                         631,400
         PERSON WITH              -------------------------------------------------------------

                                  10.   SHARED DISPOSITIVE POWER                             0
-----------------------------------------------------------------------------------------------

17.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,500,123

18.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                         /  /

19.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.2%

20.     TYPE OF REPORTING PERSON*

               IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 11 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of AHL Services, Inc. (the "Issuer" or "AHL"), a Georgia corporation, with its principal executive offices located at 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209.

Item 2. Identity and Background

        This statement is being filed by Frank A. Argenbright, Jr., an individual, and his affiliates, Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, ("Argenbright Shareholders") this statement is also being filed by A. Clayton Perfall, an individual, ("Mr. Perfall" together with the Argenbright Shareholders, the "Reporting Persons"). Mr. Argenbright is the Chairman of the Board of Directors of the Issuer and Mr. Perfall is the Chief Executive Officer of the Issuer. The principal place of business and principal office of Mr. Argenbright is 3343 Peachtree Road NE, Suite 710, Atlanta, Georgia 30326. The principal place of business and principal office of Mr. Perfall is 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209.

        During the last five years, neither Mr. Argenbright nor Mr. Perfall has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4. Purpose of Transaction.

        The Reporting Persons entered into the Agreement and Plan of Merger by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc ("Caledonia"), dated March 28, 2003 (the "Merger


                               Page 5 of 11 Pages

Agreement"). As part of the Merger Agreement, the Reporting Persons agreed to vote in favor of the merger and the amendments to the articles of incorporation of the Issuer all shares of Common Stock, that they have the authority to vote. Huevos entered into the Merger Agreement with the intent of acquiring control of AHL.

        Pursuant to the Merger Agreement, but subject to satisfaction of the conditions precedent set forth therein, Huevos will merge with and into AHL, with AHL remaining as the surviving legal entity after the merger.

        As a result of the merger:

               - Each outstanding share of Common Stock, other than shares of Common Stock held by the Argenbright Shareholders, Mr. Perfall and Caledonia (collectively, the "Re-Investing Shareholders"), will be cancelled and converted into the right to receive $1.50 in cash.

               - Each outstanding share of Common Stock held by the Re-Investing Shareholders will be canceled and converted into the right to receive 1.5 shares of Series B Participating Preferred Stock of the surviving corporation.

               - Each outstanding share of preferred stock of AHL issued after amendment to AHL's articles of incorporation but prior to the merger will remain issued and outstanding.

               - Each outstanding share of Huevos common stock will be converted into .0625 shares of common stock of the surviving corporation and one share of Series B Participating Preferred Stock of the surviving corporation.

               - Each outstanding stock option to purchase shares of Common Stock granted under any stock option plan of AHL, or otherwise, will become fully vested and exercisable by the holder thereof prior to the effective time of the merger and, if not exercised by the holder immediately prior to the effective time of the merger, such stock option will be canceled and no consideration will be exchanged in lieu thereof.

               - The directors of Huevos will become the initial directors of the surviving corporation, each to hold office in accordance with the constituent documents of the surviving corporation.

               - The officers of AHL will continue to be the officers of the surviving corporation.


                               Page 6 of 11 Pages

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               -      AHL will adopt amended and restated articles of
                      incorporation upon receipt of the requisite shareholder approval but prior to completion of the merger and such amended and restated articles of incorporation will become the amended and restated articles of incorporation of the surviving corporation.

               - The board of directors of AHL will adopt amended and restated bylaws of AHL which will become the amended and restated bylaws of the surviving corporation.

        Conditions to the merger of Huevos with and into AHL include:

               - Approval of the merger by a majority of all shares of Common Stock entitled to vote at the shareholders' meeting, as well as the approval of a majority of all shares of Common Stock not held by the Re-Investing Shareholders.

               - Receipt by Huevos of the financing described in the Financing Arrangements (as such terms are defined in the Merger Agreement) or of alternative financing with terms that are not materially less favorable than those specified in the Financing Arrangements.

               - Receipt by the special committee of the AHL Board of Directors of a fairness opinion from the financial advisor to the special committee.

               - Receipt of certain regulatory approvals and other consents.

        The Re-Investing Shareholders each agreed pursuant to the Merger Agreement to vote all shares of Common Stock beneficially owned by them for the approval and adoption of the Merger Agreement, the merger and the amended and restated articles of incorporation.

        The total consideration to be paid by Huevos for the transactions described herein, including the cash to be paid in exchange for outstanding shares of Common Stock not held by the Re-Investing Shareholders and the refinancing of the debt of AHL, is approximately $100 million.

        Upon consummation of the transactions contemplated by the offer, the shares of Common Stock will be delisted from trading on the Nasdaq SmallCap Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

                               Page 7 of 11 Pages

        References to, and descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as an exhibit to this Schedule 13D and incorporated by reference herein.

        However, within the limitations of the Merger Agreement (or otherwise if it is not effective), the Reporting Persons reserve the right to adopt other plans or proposals relating to any matters specified in paragraphs (a) through
(j) of Item 4 of Schedule 13D in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, within the limitations of the Merger Agreement (or otherwise if it is not effective), an evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons or it affiliates may, in their sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

        (a) As of the date on which this statement is executed, Mr. Argenbright directly and indirectly beneficially owns 7,186,723 shares of Common Stock of the Issuer, including 6,250 shares subject to options that are exercisable within 60 days of this report, constituting 47.1% of the 15,253,042 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2003 (including the 6,250 shares subject to Mr. Argenbright's options). In addition, by virtue of the voting agreement in the Merger Agreement, Mr. Argenbright may share beneficial ownership of an additional 2,313,400 shares with persons who have entered into the voting agreement contained in the Merger Agreement for an aggregate of 9,500,123 shares or 60.2% of the shares outstanding as of March 1, 2003.

        As of the date on which this statement is executed, Mr. Perfall directly and indirectly beneficially owns 631,400 shares of Common Stock of the Issuer, including 525,000 shares subject to options that are exercisable within 60 days of this report, constituting 4.0% of the 15,771,792 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2003 (including the 525,000 shares subject to the Mr. Perfall's options). In addition, by virtue of the voting agreement in the Merger Agreement, Mr. Perfall may share beneficial ownership of an additional 8,868,723 shares with persons who have entered into the voting agreement contained in the Merger Agreement for an aggregate of 9,500,123 shares or 60.2% of the shares outstanding as of March 1, 2003.

        (b) Mr. Argenbright and his spouse have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of 7,186,723 shares of the subject Common Stock. Mr. Argenbright may be deemed to have shared power to vote or to direct the vote of an additional 2,313,400 shares with persons who have entered into the voting agreement contained in the Merger Agreement.


                               Page 8 of 11 Pages

        Mr. Perfall has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of 631,400 shares of the subject Common Stock. Mr. Perfall may be deemed to have shared power to vote or to direct the vote of an additional 8,868,723 shares with persons who have entered into the voting agreement contained in the Merger Agreement shares with persons who have entered into the voting agreement contained in the Merger Agreement.

        (c) During the 60 days preceding the date of this statement neither Mr. Argenbright nor Mr. Perfall has engaged in any transaction regarding the Common Stock.

        (d) Mr. Argenbright's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,283,461 shares of the subject Common Stock.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In 2001, Mr. Argenbright entered into a settlement agreement with AHL regarding his former employment with AHL. As part of this agreement, AHL agreed to guarantee up to $10,000,000 of Mr. Argenbright's personal debt for a period of three years from the date of the sale of AHL's European staffing business or such earlier time as allowed by its credit facility. The surviving corporation has the option to terminate the guarantee obligation by advancing to Mr. Argenbright $2,000,000. In addition, Mr. Argenbright expects to enter into a consulting/non-competition agreement in exchange for a $250,000 per year fee payable over the next four (4) years.

        On April 12, 2002, in connection with a settlement agreement with Securicor plc, a subsidiary of the Issuer, relating to post-closing adjustments for the sale of AHL's U.S. and European aviation and facility services business, AHL agreed to satisfy the obligation to Mr. Argenbright in the amount of $5 million. Securicor conditioned its agreement to the settlement upon a release of such claims. The obligation to pay Mr. Argenbright was to mature on October 12, 2003, is unsecured and does not bear interest. The obligation to Mr. Argenbright will be satisfied in full upon the closing of the merger.

        In connection with an employment agreement between Mr. Perfall and AHL, AHL is obligated to pay to Mr. Perfall a $2,500,000 bonus upon a change of control ("Liquidity Bonus"), such as the transaction that is the subject of the Merger Agreement. In lieu of the cash payment for the Liquidity Bonus, Mr. Perfall will receive 1,900,000 restricted shares of Class B Participating Preferred Stock of the surviving corporation in the Merger.

                               Page 9 of 11 Pages

Item 7. Material to be filed as Exhibits.


1. Agreement and Plan of Merger by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments PLC ("Caledonia"), dated March 28, 2003. Incorporated by reference to
        Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2003.

2.      Joint Filing Agreement Between Reporting Persons.


                               Page 10 of 11 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2003



                                   /s/ FRANK A. ARGENBRIGHT, JR.
                               ---------------------------------
                                 Frank A. Argenbright, Jr.


                                   /s/ A. CLAYTON PERFALL
                               ---------------------------------
                                 A. Clayton Perfall



                               Page 11 of 11 Pages